UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number 001-38765

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD.
(Translation of registrant’s name into English)

Rooms 801 and 802, 8th Floor, W1 Office Building, Oriental Commerce Tower No.1 Chang An Street, Dong Cheng District Beijing, PRC 100006
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

On April 13, 2022, Puhui Wealth Investment Management Co., Ltd. (“Puhui” or “the “Company”), received a letter (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the minimum closing bid price per share for its ordinary shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Notification Letter has no immediate effect on the listing or trading of the Company’s ordinary shares on the Nasdaq Capital Market.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until October 10, 2022 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by October 10, 2022, the Company may be eligible for an additional 180 calendar day period to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to October 10, 2022, or the expiration of the second compliance period if granted.

On April 22, 2022, the Company issued a press release announcing receipt of the Notification Letter. A copy of the please release is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Puhui Wealth Investment Management Co., Ltd.
(Registrant)

Date: April 22, 2022	By:	/s/ Zhe Ji
Zhe Ji
Chief Executive Officer and Chairman of the Board

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release entitled “Puhui Wealth Investment Management Co., Ltd. Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency”

3